AIP Variable Insurance Trust
701 Westchester Avenue
Suite 312W
White Plains, NY 10604

September 11, 2007

VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AIP Variable Insurance Trust
Request to Withdraw Registration Statement on Form N-1A
(Registration No. 333-136914 and 811-21942) Originally Filed August 25, 2006

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), AIP Variable Insurance Trust (the “Registrant”) respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above-referenced Registration Statement on Form N-1A (the “Registration Statement”).  This application supersedes the prior application made on August 17, 2007.

The Registration Statement went effective unintentionally under Section 8(a) of the Securities Act of 1933 (the “1933 Act”) on September 14, 2006.  On September 18, 2006, the Registrant agreed to add an undertaking to Part C of the Registration Statement stipulating that it would not sell any securities until all Staff comments had been resolved.  Subsequently, Registrant filed substantially identical representations via post-effective amendment as were necessary.  Registrant continues to represent that no securities have or will be sold under this Registration Statement.  Registrant is withdrawing the Registration Statement because it has determined not to offer its securities to the public at this time.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via postal mail in care of:  Jeanine M. Bajczyk, Esq., U.S. Bancorp Fund Services, LLC, MK-WI-T4, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Please do not hesitate to contact Ms. Bajczyk at (414) 765-6609 with any questions you may have.

Sincerely,

AIP VARIABLE INSURANCE TRUST

By:	/s/ Kristina Labermeier
Kristina Labermeier Trust Secretary